Exhibit (a)(15)

PACIFICORP                                                          NEWS RELEASE

FOR FURTHER INFORMATION CONTACT:

    Scott Hibbs, for investors, (503) 731-2123
    Angela Hult, for investors (503) 731-2192
    Dave Kvamme, for media (503) 464-6272

    March 2, 1998

    PacifiCorp Tops Texas Utilities; Acquires 8.6% Stake in TEG

          PORTLAND, Oregon -- PacifiCorp (NYSE:PPW) today announced an increased offer of 820 pence per Energy Group Share, topping the offer of 810 pence per Energy Group Share by Texas Utilities Company (NYSE:TXU).

          PacifiCorp has acquired 44,987,169 Energy Group Shares at 820 pence per share, representing approximately 8.6 percent of the outstanding share capital of The Energy Group PLC.

          A further announcement containing details of PacifiCorp's increased offer will be made in due course.

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